UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No.1)*

L Brands, Inc.
(Name of Issuer)

Common Stock, $.50 par value	501797-10-4
(Title of class of securities)	(CUSIP number)

Dennis S. Hersch
c/o N.A. Property, Inc.
8000 Walton Parkway, Suite 100
New Albany, OH 43054
(614) 939-6000
(Name, address and telephone number of person authorized to receive notices and communications)

August 25, 2020
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

(Continued on following pages)
(Page 1)

CUSIP No.	501797-10-4	SCHEDULE 13D	Page	2

1	NAMES OF REPORTING PERSONS
Dennis S. Hersch

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
69,799 (see Item 5)

	8	SHARED VOTING POWER
7,611,412 (see Item 5)

	9	SOLE DISPOSITIVE POWER
69,799 (see Item 5)

	10	SHARED DISPOSITIVE POWER
7,611,412 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,681,211 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.8% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 1 (“Amendment No. 1”) amends the initial Schedule 13D filed by Dennis S. Hersch (the “Reporting Person” or “Mr. Hersch”), with respect to Common Stock, $.50 par value per share (“Common Stock”), of L Brands, Inc. (the “Issuer”).

Item 2.	Identity and Background.

Item 2 is supplemented as follows:

The Reporting Person’s principal business address is 8000 Walton Parkway, Suite 100, New Albany, Ohio  43054. The Reporting Person’s principal occupation is as President of N.A. Property, Inc., through which he acts as a business advisor to Leslie and Abigail Wexner.  He also serves as a trustee of several trusts established by Mr. and/or Mrs. Wexner.  The Reporting Person ceased to be a member of the board of directors of the Issuer on May 16, 2019.

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

Item 5(c) of this Amendment No. 1 is incorporated herein by reference, and such sales were made for estate planning purposes.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)
The responses of the Reporting Person to Rows (7) through (13) of the cover page of this Amendment No. 1, as of September 2, 2020, are incorporated herein by reference.  As of September 2, 2020, the Reporting Person was the beneficial owner of 7,681,211 shares of Common Stock, which represents 2.8% of the shares of Common Stock outstanding (based on 277,829,273 shares of Common Stock outstanding as of May 29, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on June 3, 2020).  The foregoing includes (a) 69,799 shares owned directly, (b) 127,567 shares held by The Linden East Trust, for which Mr. Hersch is trustee and shares voting and dispositive power with Mr. Wexner and Mrs. Wexner, (c) 7,483,845 shares held by The Linden West Trust, for which Mr. Hersch is trustee and shares voting and dispositive power with Mr. Wexner, and (d) 0 shares held by The Wexner Children’s Trust II, for which Mr. Hersch is trustee and shares voting and dispositive power with Mr. Wexner.

(c)
In addition to the transaction reported in Item 6 of this Schedule 13D (which is incorporated herein by reference), during the past 60 days the Reporting Person had the following transactions in the Common Stock, in the capacity of trustee (all of which are also disclosed in a Schedule 13D amendment filed by Mr. Wexner):

	Date of Transaction	Amount of Securities	Price per Share	Where and How Effected
The Wexner Children’s Trust II	08/25/2020	2,000,000 shares	$29.70	sale to broker-dealer
The Linden West Trust	08/25/2020	1,000,000 shares	$29.70	sale to broker-dealer

(d)
The beneficiaries of The Linden East Trust, The Linden West Trust, and The Wexner Children’s Trust II (which are trusts established by Mr. and/or Mrs. Wexner) do not have the right to, but may receive (at the discretion of the trustees), dividends from, or the proceeds from the sale of, the shares of Common Stock held by such trusts.

(e)	The Reporting ceased to be the beneficial owner of more than five percent of the Common Stock on April 19, 2018.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is supplemented as follows:

On August 25, 2020, Leslie H. Wexner transferred 2,000,000 shares of Common Stock to The Wexner Children’s Trust II without consideration in exchange.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2020

/s/ Dennis S. Hersch
Name: Dennis S. Hersch